Mail Stop 3561

July 2, 2009

Via Fax & U.S. Mail

Mr. Xiao Ping Zhang, Chief Executive Officer
SORL Auto Parts Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
Peoples Republic of China

> **Re:** **SORL Auto Parts, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 000-11991**

Dear Mr. Zhang:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2008
Annual Report on Form 10-K/A for the year ended December 31, 2008

Notes to Consolidated Financial Statements

1.   Please revise in future filings to include the disclosures required by paragraphs 37 through 39 of SFAS 131.

Note 2 – Summary of Significant Accounting Policies
Shipping and Handling Costs

2.   We note from your response to our prior comment 15 from our letter dated April 25, 2006 that the company agreed to disclose the amount of shipping and handling costs in its financial statements as required by paragraph 6 of EITF 00-10. Please revise all future filings to include these disclosures in the notes to the company's financial statements.

Purchase Discounts

3.   Please clarify for us the nature of the "purchase discounts." Include in your response if such discounts represent discounts received from vendors for purchasing raw materials or if the discounts were given to customers purchasing your products. If the discounts were given to customers, please explain the basis or rationale that supports your conclusions that such amounts should be netted in cost of good sold rather than reducing revenues. Refer to the guidance outlined in EITF 01-9.

Note 3 – Related Party Transactions

4.   We refer to footnote 2 in which the company discloses that it purchased land use rights, a manufacturing plant, and an office building from the Ruili Group. We further note that part of the consideration paid was an existing project/construction in progress held by the company valued at $9.1 million. Please confirm and revise future filings to clarify that you valued the project and the related construction in progress that was transferred to the Ruili Group as part of the purchase price at your historical cost basis in the assets transferred.

Note 17. Warranty Claims

5.   In future filings, please revise to include the tabular reconciliation of your warranty claims required by paragraph 14b of FIN 45 for each period presented in the company's financial statements.

Mr. Xiao Ping Zhang, CEO
SORL Auto Parts Inc.
July 2, 2009
Page 3

Form 10-Q for the quarter ended March 31, 2009

6.   We note that you filed your Principal Executive Officer and Principal Financial
        Officer certifications as required by Item 601(b)(31) of Regulation S-K. Please
        revise these certifications in future filings to include the language in paragraph
        4(b) of Item 601(b)(31) of Regulation S-K.

                                    ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have
questions regarding comments on the financial statements and related matters.

                                              Sincerely,

                                              Linda Cvrkel
                                              Branch Chief